May 6, 2005


via facsimile and U.S. mail

Mr. W. King Grant
Executive Vice President and Chief Financial Officer
Gasco Energy, Inc.
14 Inverness Drive, Suite 236 Building H
Englewood, CO 80112


	Re:	Gasco Energy, Inc.
		10-K for the fiscal year ended December 31, 2004
		Supplemental response dated April 29, 2005
		10-K/A for the fiscal year ended December 31, 2004
		File No. 001-32369


Dear Mr. Grant:

      We have read your filings and supplemental responses and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-K for the fiscal year ended December 31, 2004
General

1. You did not electronically file your response letter dated
April
29, 2005, as required by Subparts 232.100 and 232.101 of Regulation
S-T. Please electronically file your response letter, as well as all future correspondence.



Notes to Consolidated Financial Statements, page 50

	Note 2 - Significant Accounting Policies, page 50

      Short Term Investments, page 50

2. In your response to prior comment number 6, you explain that the preferred auction rate securities are purchased and sold via an auction process and are not held to maturity. Therefore, the securities have been classified as available for sale. Please explain to us why you determined the securities to be available for sale as compared to trading securities, as those terms are defined in
FAS 115.

3. In your response to prior comment number 7 you state the auction rate securities are stated at fair value based on quoted market prices, and the income earned on the investments is included in interest income. If applicable, please further explain how the unrealized gain or loss on the investments is recorded in the financial statements.

Property, Plant and Equipment, page 51

4. Your response to prior comment number 8 addressed the financial statement effects of future cash flows associated with settling asset retirement obligations that are currently accrued in the balance sheet. In addition, please provide a discussion regarding the financial statement effects of cash flows associated with asset retirement obligations which have not been recorded as there is not a legal liability to do so.

10-K/A No. 1 for the fiscal year ended December 31, 2004

Exhibit 31.1 - Rule 13a-14(a)/15d-14(a) Certifications

5. Please note that paragraph 4 of the certifications does not include the language regarding internal controls over financial reporting. In the annual report that includes managements report on internal control over financial reporting and thereafter, the Section
302 certifications should include the phrases related to internal control over financial reporting included as paragraph 4 and 4 (b) in
Item 601(b)(31) of Regulation S-K. Please explain to us why the phrases were not included in the certification, and if applicable, revise your filing to include the appropriately worded certifications.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. In addition, please ensure that you provide the representations previously requested, as outlined below.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Direct questions regarding accounting issues and related disclosures to Mark A. Wojciechowski, at (202) 942-1928 or, in his absence, to Jill Davis, at (202) 942-1996. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870.
Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. W. King Grant
Gasco Energy, Inc.
May 6, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE